Exhibit 99.1

TEEKAY CORPORATION ANNOUNCES NEW SHARE REPURCHASE PROGRAM

Hamilton, Bermuda, August 11, 2022 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today announced that its Board of Directors has authorized a share repurchase program for the repurchase of up to $30 million of the Company’s outstanding common shares. Under the program, repurchases can be made from time to time in the open market, through privately-negotiated transactions and by any other means permitted under the rules of the U.S. Securities and Exchange Commission, in each case at times and prices considered appropriate by the Company. The timing of any purchases and the exact number of shares to be purchased under the program will be subject to the discretion of the Company and upon market conditions and other factors. The Company intends to make all open market repurchases under the plan in accordance with Rule 10b-18 of the U.S. Securities Exchange Act of 1934, as amended.

About Teekay

Teekay is a leading provider of international crude oil and other marine transportation services. Teekay provides these services directly and through its controlling ownership interest in Teekay Tankers Ltd. (NYSE: TNK), one of the world’s largest owners and operators of mid-sized crude tankers. The consolidated Teekay entities manage and operate 60 conventional tankers and other marine assets. With offices in eight countries and approximately 2,500 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading energy companies and to the Australian government.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Teekay Investor Relations

enquiries contact:

E-mail: investor.relations@teekay.com

Website: www.teekay.com

Forward Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this release, other than statements of historical fact, are forward-looking statements. When used in this report, the words “expect,” “believe,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this release include, among others, statements regarding the expected amount and timing of repurchases of Teekay’s common shares under the Company’s share repurchase program.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the Company’s liquidity and financial leverage; the Company’s capital requirements; changes in the demand for oil and refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of vessel newbuilding orders and deliveries and greater or less than anticipated rates of vessel scrapping; changes in global oil prices or tanker rates; higher than expected costs and expenses, off-hire days or dry-docking requirements (both scheduled and unscheduled); changes in the trading price and trading volume of the Company’s common shares; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2021. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.